UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER 001-32913

CUSIP NUMBER 92336G10

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2008

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

VeraSun Energy Corporation
Full Name of Registrant

Former Name if Applicable

110 N. Minnesota Ave., Suite 300
Address of Principal Executive Office (Street and Number)

Sioux Falls, SD 57006
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

VeraSun Energy Corporation (the “Company”) and 24 of its subsidiaries filed voluntary petitions for relief (collectively, the “Bankruptcy Filing”) under chapter 11 of the United States Bankruptcy Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) on October 31, 2008. Because of the extraordinary and critical demands that the Bankruptcy Filing and related matters, including efforts to obtain debtor-in-possession financing, have placed on the time and attention of the Company’s senior management and staff, the Company was unable to complete all work necessary to file the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008 (the “Form 10-Q”) by the filing deadline of November 10, 2008 without unreasonable effort or expense. Because the process of finalizing the Company’s financial statements is still under way, there can be no assurance that adjustments will not be required to the expected financial results disclosed in Part IV of this notification. The Company expects to file the Form 10-Q on or before November 17, 2008.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Bryan Meier	(605)	978-7000
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report net sales for the three and nine months ended September 30, 2008 of $1,084.5 million and $2,616.1 million, respectively. Net sales for the three and nine months ended September 30, 2007 were $221.9 million and $535.9 million, respectively. The difference between expected net sales for the three and nine month periods of 2008 relative to net sales reported for the corresponding periods in 2007 is primarily the result of increases in the volume of ethanol sold and in average ethanol prices. The Company’s ethanol production increased in the 2008 periods relative to the 2007 periods primarily as a result of the Company’s bringing newly-constructed facilities into production and the Company’s acquisition of US BioEnergy Corporation, which was completed on April 1, 2008 (the “US BioEnergy Acquisition”).

The Company expects to report a gross loss (net sales less cost of goods sold) for the three and nine months ended September 30, 2008 of $206.7 million and $99.6 million, respectively. Gross profit (net sales less cost of goods sold) for the three and nine months ended September 30, 2007 was $23.4 million and $65.1 million, respectively. The difference between the expected gross loss for the three months ended September 30, 2008 and the gross profit reported for the corresponding period in 2007 is due primarily to an increase in average corn cost, inventory valuation adjustments and mark-to-market and realized hedge losses, partially offset by increased ethanol volumes sold and increased ethanol prices in the 2008 period compared to the 2007 period, and an expected gross profit of $7.5 million related to the sale of corn inventory for the three months ended September 30, 2008. The difference between the expected gross loss for the nine months ended September 30, 2008 and the gross profit reported for the corresponding period in 2007 is due primarily to additional increased corn cost and mark to market and realized hedging losses, partially offset by an increase in ethanol sold and increased ethanol prices in the 2008 period compared to the 2007 period, and an expected gross profit of $15.6 million related to the sale of corn inventory for the nine months ended September 30, 2008.

The Company expects to report a substantial operating loss for the three and nine months ended September 30, 2008. For the corresponding periods in 2007, the Company reported operating income of $11.9 million and $33.7 million, respectively. The Company is currently evaluating potential impairment of its intangible and long-lived assets as of September 30, 2008. Depending on the outcome of this evaluation, the Company believes that its reported operating loss for the three and nine months ended September 30, 2008 would be as much as approximately $637 million and $591 million, respectively. The Company estimates that the corresponding reported net losses, reflecting, among other things, an expected tax benefit, would be approximately $464 million and $433 million, respectively. For the three and nine months ended September 30, 2007, the Company reported net income of $7.8 million and $22.6 million, respectively.

FORWARD-LOOKING STATEMENTS

This Notification of Late Filing on Form 12b-25 contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In particular, statements by the Company regarding expected and estimated results of operations for the three and nine months ended September 30, 2008, as well as other statements of management’s expectations, anticipations, beliefs, plans, intentions, targets, estimates, or projections and similar expressions relating to the future, are forward-looking statements within the meaning of these laws. Forward-looking statements in some cases can be identified by their being preceded by, followed by or containing words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “target” and other similar expressions. Forward-looking statements are based on assumptions and assessments made by the Company’s management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. Any forward-looking statements are not guarantees of the Company’s future performance and are subject to risks and uncertainties that could cause actual results, developments and business decisions to differ materially from those contemplated by any forward-looking statements. Except as required by law, the Company undertakes no obligation to update any forward-looking statements.

Some of the factors that may cause actual results, developments and business decisions to differ materially from those contemplated by any forward-looking statements include the following: changes in unaudited and/or unreviewed financial information; the ability of VeraSun Energy Corporation to file its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008 on or before the fifth calendar day following the prescribed due date; the ability of the Company (which term, unless otherwise specified or the context otherwise requires, refers in this paragraph to VeraSun Energy Corporation and its subsidiaries) to continue as a going concern; the ability of the Company to obtain additional debtor-in-possession financing on an interim or final basis and to operate pursuant to the terms of any debtor-in-possession financing; the Company’s ability to obtain court approval with respect to motions in the chapter 11 proceeding prosecuted by them from time to time, including approval of motions relating to the priority of the lender’s security interest under any debtor-in-possession financing; the ability of the Company to develop, prosecute, confirm and consummate one or more plans of reorganization with respect to the chapter 11 cases; risks associated with third parties seeking and obtaining court approval to terminate or shorten the exclusivity period for the Company to propose and confirm one or more plans of reorganization, for the appointment of a chapter 11 trustee or to convert the bankruptcy cases to chapter 7 cases; the ability of the Company to obtain and maintain normal terms with vendors and service providers; the Company’s ability to maintain contracts that are critical to its operations; the potential adverse impact of the chapter 11 cases on the Company’s liquidity or results of operations; the ability of the Company to fund and execute its business plan; the ability of the Company to attract, motivate and/or retain key executives and employees; the ability of the Company to attract and retain customers; the volatility and uncertainty of corn, natural gas, ethanol, unleaded gasoline and other commodities prices; the Company’s ability to generate sufficient liquidity to fund its operations and capital expenditures; the results of the Company’s hedging transactions and other risk mitigation strategies; risk of potential goodwill and other intangible impairment; operational disruptions at the Company’s facilities; the effects of vigorous competition and excess capacity in the industries in which the Company operates; the costs and business risks associated with developing new products and entering new markets; the development of infrastructure related to the sale and distribution of ethanol; the effects of other mergers and consolidations in the biofuels industry and unexpected announcements or developments from others in the biofuels industry; the uncertainties related to the Company’s acquisitions of US BioEnergy Corporation, ASA OpCo Holdings, LLC and other businesses, including the Company’s ability to achieve the expected benefits from these acquisitions; the impact of any new, emerging and competing technologies on the Company’s business; the possibility of one or more of the markets in which the Company competes being impacted by political, legal and regulatory changes or other external factors over which the Company has no control; changes in or elimination of governmental laws, credits, tariffs, trade or other controls or enforcement practices; the impact of any potential Renewable Fuel Standards waiver; the Company’s ability to comply with various environmental, health, and safety laws and regulations; the success of the Company’s marketing and sales efforts; the Company’s reliance on key management personnel; the Company’s ability to secure additional financing; the Company’s ability to implement additional financial and management controls, reporting systems and procedures and continue to comply with Section 404 of the Sarbanes-Oxley Act of 2002, as amended; and the risk factors described in the Company’s filings with the Securities and Exchange Commission, including the prospectus supplement filed on September 16, 2008. Similarly, these and other factors, including the terms of any reorganization plan ultimately confirmed, can affect the value of the Company’s various pre-petition liabilities and VeraSun Energy Corporation’s common stock. No assurance can be given as to what values, if any, will be ascribed in the chapter 11 proceeding to each of these constituencies. Accordingly, the Company urges that the appropriate caution be exercised with respect to existing and future investments in any of these liabilities and/or securities.

VeraSun Energy Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 12, 2008	By:	/s/ Bryan Meier
		Name:	Bryan Meier
		Title:	Vice President, Finance and Chief Accounting Officer

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).